ICEBREAKER, INC.
Statement of Changes in Shareholders' Equity (Deficit)
From February 13, 2017 (Inception) to Decmber 19, 2017
(Unaudited)

	Common Stock		Retained Earnings	Total Shareholders' Equity (Deficit)
	Shares	Amount		
Balance, February 13, 2017 (Inception)	-	$ -	$ -	$ -
Issuance of shares for services	1,224,000	12		12
Net loss			(7,883)	(7,883)
Balance, December 19, 2017	1,224,000 $	12 $	(7,883) $	(7,871)